SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CARRIES RECORD 9 MILLION PASSENGERS IN AUGUST FIRST EUROPEAN AIRLINE TO CARRY 9M IN ONE MONTH CELEBRATES WITH 900,000 SEAT SALE FROM €14.99 IN OCT & NOV

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (5 Sept) released its passenger and load factor statistics for August 2013:

• Traffic increased by 1% to over 9m passengers.

• First European airline ever to carry 9m passengers in one month.

• Annual traffic to end August grew 2% to over 80m passengers.

• Load factor increased 1% to 89%.

• Ryanair carries 9m passengers in a month, Aer Lingus carries 9m in a year!

	Aug 12	Aug 13	Change	Yr to Aug 13
Passengers	8.90M	9.02M	+1%	80.2M (+2%)
Load Factor	88%	89%	+1%	82%

Ryanair celebrated its first ever 9m passenger month by releasing 900,000 seats for travel in Oct and Nov at fares starting from just €14.99 one-way.

Ryanair's Robin Kiely said:

"Ryanair carried over 9m passengers in August 2013, the first European airline to do so and our load factor also rose by 1% from 88% to 89%. Ryanair now carries 9m passengers in just one month whereas tiny Aer Lingus needs a whole year to carry 9m.

To celebrate this new 9m record, Ryanair is releasing 900,000 seats across our entire European at prices from €14.99, for travel in October and November. These sale fares are available for booking until midnight Monday (9 Sep). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

ENDS

For further information
please contact:
Robin Kiely                            Joe Carmody
                                                                        Ryanair Ltd                            Edelman Ireland
                                                                        Tel: +353-1-8121212          Tel: +353-1-6789333
                                                                        press@ryanair.com             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary